

July 23, 2013

Via E-mail
Craig Wilson
Senior Vice President and General Counsel
Envision Healthcare Holdings, Inc.
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111

>   Re: **Envision Healthcare Holdings, Inc.**
>   **Amendment # 1 to Registration Statement on Form S-1**
>   **Filed July 15, 2013**
>   **File No. 333-189292**

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Trade and Other Accounts Receivable, page 64

1. We acknowledge your response to comment 11. Please revise your disclosure to address the following:
    a. As your allowance for uncompensated care is related principally to self-pay patients per your disclosure, please provide an aging of this payor on a gross basis. If you provide a contractual allowance for self-pay patients please supplement the aging with a discussion of such contractual allowance.
    b. Per the tabular disclosure on F-17 you appear to be recording a provision for uncompensated care well in excess of your self-pay revenue. Please revise your

disclosure to explain what this portion of your provision and allowance for uncompensated care represents.

Revenue Recognition, page 66

2. We acknowledge your response to comment 12. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual and uncompensated care adjustments in aggregate that you recorded in the current period.

Index to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Merger, page F-18

3. We acknowledge your response to comment 26. Please tell us how you determined that the entire $40 million CD&R transaction fee and the $2.6 million out-of-pocket and consulting expenses were able to be capitalized and that none of the fees related to acquisition-related costs that are to be expensed per ASC 805-10-25-23. In addition tell us how you determined that such fees were reasonable in relation to fees charged for similar but separately executed arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Peter Loughran
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022